Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment No. 1 to the Form S-3) and related Prospectus of Pieris Pharmaceuticals, Inc. in relation to the offering and resale by selling stockholders, including their transferees, pledges or donees, of up to 13,102,084 shares of its common stock and to the incorporation by reference therein of our report dated March 23, 2016 with respect to the consolidated financial statements of Pieris Pharmaceuticals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Dr. Napolitano	/s/ Christ
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Munich, Germany

July 28, 2016